[ANADARKO LETTERHEAD]

                   R. A. WALKER
SENIOR VICE PRESIDENT, FINANCE
  AND CHIEF FINANCIAL OFFICER

April 24, 2007

April Sifford
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:  Anadarko Petroleum Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2006
       File No. 001-08968

Dear Ms. Sifford:

We are providing the following responses to the comment letter dated April 12, 2007 from the staff of the Securities and Exchange Commission (the "SEC") regarding our Form 10-K for the fiscal year ended December 31, 2006 (our "Form 10-K"). The following responses are keyed to the staff's comments. All page numbers in our responses refer to our Form 10-K.

Based on our review of the staff comment letter, and as further described herein, we believe that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amendment of our existing filing is not necessary. Instead, as indicated in our responses below, we propose to make appropriate clarifications or modifications to our disclosures in future filings.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          Form 10-K for the Fiscal Year Ended December 31, 2006

          Management's Discussion and Analysis, page 32,

  We note your response to comment 4, and we continue to believe that the reserve replacement efficiency ratio (RRE) represents a key indicator of operating performance that you should discuss and analyze in your MD&A. In the opening paragraph of your MD&A, you describe your focus to be on adding high-margin oil and natural gas reserves at competitive costs, and this focus appears to manifest itself in the compensation of executive management through the use of RRE. As set forth in FRC 501.12.b.1., one of the principal objectives of MD&A is to give readers a view of the company through eyes of management by identifying and addressing those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please expand your MD&A to discuss and analyze RRE as it would provide insight to an investor in how well you are achieving your focus of adding high-margin reserves at competitive costs. To the extent that the calculation of RRE represents a non-GAAP financial measure as defined in Regulation G, then provide the disclosures set forth in Item 10(e) of Regulation S-K.

  Response: Respectfully, we would like to clarify that RRE is a long-term, post-appraisal return on capital-type metric that we use solely to determine a minority component of long-term compensation for corporate officers. We do not use RRE for current period analysis and it is not included in monthly, quarterly or annual reports to management. RRE is only mentioned once in the footnotes to the financial statements due to the fact it is one metric used to determine a portion of compensation under the Company's performance unit agreements, which themselves are only one portion of compensation for corporate officers. RRE is not used in any other manner.

  When evaluating operating performance and making ongoing business decisions, management primarily uses the following key indicators: results of operations (revenues, costs and expenses and related cash flows), sales volume and price information, proved reserves and potential resource data, proved reserve additions, and capital expenditures. This analysis also takes into consideration the level of acquisitions and divestitures and its impact on current and future operations.

  We believe the disclosures contained in the MD&A discuss these items and provide the information necessary for readers to see the Company through the eyes of management. Additionally, we provide the reader insight to the emphasis management places on Anadarko's reserve estimates and the process by which we develop these reserves. Under Financial Results (pages 33-39) we discuss revenues, sales volumes and prices and expenses. Under Acquisitions and Divestitures we discuss acquisitions and divestitures that have occurred and those that are pending. Under Proved Reserves, Reserve Additions and Revisions and Proved Undeveloped Reserves (pages 39-44), we discuss reserve related data, explain significant changes therein and provide several graphics with accompanying discussions on our historical reserve estimates and detailed analysis on the Company's history of developing proved undeveloped reserves.

  For example, we provide an analysis of our proved reserve revisions split between performance and price revisions for the last 10 years. We also explain that the Company is very focused on proved undeveloped reserves (PUDs) and provide data on the Company's PUDs vintage, geographic location and percentage of PUDs to total proved reserves. We also show the reader the change in our PUDs over the last three years, detailing the changes based on the year the PUDs were originally booked. This demonstrates our record in converting PUDs to developed reserves. In addition, we disclose our compound annual growth rate for proved reserves and production which we believe demonstrates our ability to convert proved reserves to production in a timely manner.

  We discuss cash flow, capital expenditures and forward looking data under Capital Resources and Liquidity (pages 46-48) and Outlook (page 49). In addition, on pages 45 and 49 we reference the reader to Oil and Gas Properties and Activities (pages 3-16), and Supplemental Information on Oil and Gas Activities (pages 111-125) for additional detail on our oil and gas properties. Further, as discussed in the Supplemental Information on Oil and Gas Activities, we have strong policies and procedures in place, accompanied by an independent review, for our proved reserve additions and estimates. We undertake these efforts to convey to the reader the importance Anadarko's management places on providing reliable reserve data.

  We believe the above disclosures provide the reader the material information necessary to assess our performance and understand management's strategy for achieving our stated objectives of adding high-margin oil and natural gas reserves at competitive costs. The reader can use the data we provide, as well as that of others in our industry, to calculate metrics they deem of interest for performance and value comparisons.

  We respectfully submit our belief that including a discussion of RRE in the MD&A will not give the reader a better view of the Company through the eyes of management, and accordingly, we have not included it in the MD&A. In order not to mislead investors into believing RRE is a key metric used by the Company to measure performance, we propose to remove the reference to RRE from the footnotes in future filings and replace it with a more appropriate term such as "return on capital".

  Notes to Consolidated Financial Statements page 71

  Note 22. Contingencies, page 107

  We note that your response to comment 8 addresses our comment related to the Deepwater Royalty Relief Act; however, it did not appear to address the litigation in the case of U.S. of America ex rel. Harold E. Wright v. AGIP Company, et al. Please disclose the amounts accrued. Additionally, tell us when the accrual was recorded and whether it was discussed in MD&A during that period. Also tell us whether this matter is reasonably likely to result in your liquidity decreasing in a material way.

  Response: It should be noted that Kerr-McGee and Anadarko were individually named as defendants in the Wright case prior to Anadarko's acquisition of Kerr-McGee. As a result, the two entities are in different stages of the dispute resolution process. As discussed on page 108, Kerr-McGee reached a potential settlement (pre-acquisition) on the Wright case, but the potential settlement will not be approved by the court until Mr. Wright completes the additional discovery he is conducting to test the reasonableness of the settlement. Kerr-McGee accrued a liability for the total amount of this settlement, which was assumed by Anadarko upon its acquisition of Kerr-McGee in August 2006. Because this amount is immaterial to the Company, it was not disclosed. With respect to Anadarko's involvement in the Wright matter, the Company has not yet made an accrual for this matter because we are not yet in a position to determine a probable outcome or a range of exposure, if any, related to this matter. However, as stated in the lead-in on page 108, at this time management believes that the resolution of these proceedings will not have a material adverse effect on the consolidated financial position, results of operations or cash flow of the Company. We will clarify this disclosure in future filings.

  Engineering Comments

  Oil and Gas Properties and Activities, page 4

  Proved Reserves, page 4

  We have reviewed your supplemental response to comment nine of our letter dated March 22, 2007. Please provide us with the following:
    the recovery factor you used. Also, please support your claim that it is conservative.
    the estimated recovery factor you will now likely experience in this field;
    technical support that your "geological interpretation" conforms with the SEC's rules and guidance for proved reserves;
    the number of wells that had been drilled at the time you booked proved reserves and the number of wells you have drilled to date. Include dry holes, expendable wells and service wells;
    the future production forecast of oil and gas used when the reserves were first booked in 2002. On the same graph include actual production of oil and gas to date and the most recent future production forecast from your most recent reserve report; and
    how much of the negative reserve revision was due to prices. In that regard, you also state that reserves declined due to "sales". Please clarify what you mean by this and the reserve quantity that was affected.

Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the SEC.

We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3220 or by facsimile at (832) 636-7885.

                                                                                           Very truly yours,

                                                                                           /s/ R. A. Walker

cc:       H. Paulett Eberhart, Chairperson, Audit Committee
            James D. Eggers, KPMG LLP